                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------
                                   SCHEDULE TO
                                 (Rule 14d-100)
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)
                             -----------------------

                  MARRIOTT RESIDENCE INN II LIMITED PARTNERSHIP
                       (Name of Subject Company (Issuer))

                      MADISON LIQUIDITY INVESTORS 117, LLC
                                MRI PARTNERS, LLC
                         MADISON CAPITAL MANAGEMENT, LLC
                                  HABERHILL LLC
                                 BRYAN E. GORDON
                               RONALD M. DICKERMAN
                               DOUGLAS H.S. GREENE
                       (Name of Filing Persons (Offerors))

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    571641208
                      (CUSIP Number of Class of Securities)

         Ronald M. Dickerman                         Douglas H. S. Greene
   Madison Capital Management, LLC                      Haberhill LLC
     410 Park Avenue, Suite 540                        11790 Glen Road
     New York, New York  10022                     Potomac, Maryland  20854
          (212) 687-0518                                (301) 299-8715

                                    Copy to:
                              David E. Martin, Esq.
                           100 Park Avenue, 22nd Floor
                            New York, New York 10017
                                 (212) 953-3822

            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee
     ------------------------------------------------------------------
       Transaction Valuation*                     Amount of Filing Fee
     -------------------------                    --------------------
            $1,925,000                                    $385

*For purposes of calculating the filing fee only. This amount assumes the purchase of 7,000 Units of the subject company at $275 in cash per Unit.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


     Amount Previously Paid: $385                Filing Party:  Madison Liquidity Investors 117, LLC
     Form or Registration Number:  5-62003       Date Filed:  September 21, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[  ]     issuer tender offer subject to Rule 13e-4.

[  ]     going private transaction subject to Rule 13e-3.

[  ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 1.  Summary Term Sheet.

         (a) The information set forth under the caption "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The name of the subject company is Marriott Residence Inn II Limited Partnership, a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 10400 Fernwood Road, Bethesda, Maryland 20817, and its telephone number at that address is (301) 380-2070.

         (b) The Partnership had 70,000 Units of Limited Partnership Interest outstanding as of June 15, 2001, according to its Quarterly Report on Form 10-Q for the quarter ended September 7, 2001, dated October 22, 2001.

         (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and Section 8 - "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 3.  Identity and Background of Filing Persons

         (a)-(c) The information set forth in "Introduction," Section 11 - "Certain Information Concerning the Purchaser" and in Schedule I of the Offer to Purchase is incorporated herein by reference. During the last five years, none of the Purchaser, any of the other Bidders nor any person named on Schedule I to the Offer to Purchase nor any affiliate of the Purchaser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

Item 4.  Terms of the Transaction.

         (a) This Schedule TO relates to the offer by Madison Liquidity Investors 117, LLC, a Delaware limited liability company (the "Purchaser"), and MRI Partners, LLC, Madison Capital Management, LLC, Haberhill LLC, Bryan E. Gordon, Ronald M. Dickerman and Douglas H.S. Greene, as co-bidders, to purchase up to 7,000 units of limited partnership interest ("Units") for cash at a price equal to $275 per Unit in cash, reduced by any cash distributions made or declared on or after September 21, 2001 (the "Offer Date"), with interest at the rate of 7% per annum from the Expiration Date to the date of payment (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 21, 2001 (the "Offer to Purchase") and in the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, as each may be supplemented or amended from time to time.

         The information set forth under the captions Section 1 - "Terms of the Offer" through Section 7 - "Certain Federal Income Tax Consequences" in the Offer to Purchase is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (a) Not applicable.

         (b) The information set forth under the caption "Introduction - Establishment of the Offer Price" in the Offer to Purchase is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a), (c)(1)-(7) The information set forth under the caption Section 9 - "Purpose of the Offer; Future Plans" in the Offer to Purchase and in the Supplement thereto is incorporated herein by reference. Except as set forth therein, neither the Purchaser any of the other Bidders nor, to the best of the knowledge of the Purchaser, any person named on Schedule I to the Offer to Purchase nor any affiliate of the Purchaser has or has had any plans, proposals or negotiations that relate to or would result in any of the transactions or matters described in clauses (c)(1) through
(7) of Item 1006 of Regulation M-A.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth under the caption Section 12 - "Source of Funds" in the Offer to Purchase is incorporated herein by reference.

         (b), (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a)-(b) The information set forth in Section 11 - "Certain Information Concerning the Purchaser" in the Offer to Purchase is incorporated herein by reference.

         On October 15, 2001, Madison entered into an agreement with Sutter Capital Management, LLC ("Sutter") pursuant to which (a) Sutter agreed that for a one-year period neither it nor its affiliates would (i) acquire any Units in the Partnership or in Marriott Residence Inn Limited Partnership ("MRI I"), (ii) solicit proxies, become a participant in a proxy solicitation or participate in concert with any group with respect to any such Units or (iii) deposit any such Units in any voting trust or subject any such Units to a voting agreement or other arrangement with similar effect; and (b) Madison agreed that for a 90-day period neither it nor its affiliates would take any such action with respect to securities of an affiliated group of entities (other than the Partnership or MRI
I) to be designated within 24 hours by Sutter. Sutter also agreed to provide Madison with a list of the names and addresses of the limited partners of the Partnership as of a recent date. The parties agreed to provide each other with notice of any acquisition of securities subject to the above strictures.

         Sutter has made offers for Units in the Partnership and in MRI I. Sutter will tender to the Purchaser any Partnership securities it acquires prior to termination of the Offer, waiving any withdrawal rights, and pursuant to this agreement will be prohibited from making any subsequent tender offers or other acquisitions (except for specified limited ones resulting from actions of the issuer) of Partnership or MRI I Units through October 14, 2002. In the absence of any other developments in the market for Partnership Units, the effect of this agreement may be a decrease in the market value of such Units as a result of a diminution of demand for them.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

         None.

Item 10. Financial Statements.

         The information set forth in Section 11 - "Certain Information Concerning the Purchaser" in the Offer to Purchase is incorporated herein by reference.

Item 11. Additional Information.

         (a) The information set forth in "Introduction - Establishment of the Offer Price" and Section 14 - "Certain Legal Matters" in the Offer to Purchase is incorporated herein by reference.

         (b)      None.

Item 12. Exhibits.

         (a)(6)   Supplement to Offer to Purchase dated October 24, 2001.
         (a)(7)   Letter to Unitholders dated October 24, 2001.
         (a)(8)   Press release, dated October 23, 2001.

Item 13. Information Required by Schedule 13E-3.

         Not applicable.


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2001

                 MADISON LIQUIDITY INVESTORS 117, LLC

                 By:      MRI Partners, LLC, Managing Member

                         By:  s/ Ronald M. Dickerman
                              -----------------------
                              Ronald M. Dickerman, Managing Director


                 MRI PARTNERS, LLC

                         By: s/ Ronald M. Dickerman
                             ----------------------
                             Ronald M. Dickerman, Managing Director



                 MADISON CAPITAL MANAGEMENT, LLC

                         By: s/ Ronald M. Dickerman
                             ----------------------
                             Ronald M. Dickerman, Managing Director



                 HABERHILL LLC

                         By: s/ Douglas H.S. Greene
                             ----------------------
                             Douglas H.S. Greene, Managing Member


                             s/ Bryan E. Gordon
                             ------------------
                             BRYAN E. GORDON


                             s/ Ronald M. Dickerman
                             ----------------------
                             RONALD M. DICKERMAN



                             s/ Douglas H.S. Greene
                             ----------------------
                             DOUGLAS H.S. GREENE

                                  EXHIBIT INDEX

Exhibit         Description                                               Page

(a)(6)          Supplement to Offer to Purchase dated October 24, 2001.
(a)(7)          Letter to Unitholders dated October 24, 2001.
(a)(8)          Press release, dated October 23, 2001.